UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

YogaWorks, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

986005106

(CUSIP Number)

Great Hill Partners, L.P.

Attn: John S. Dwyer

200 Clarendon St, 29th Floor, Boston, MA 02116

One Liberty Square, Boston, MA 02109

(617) 790-9413

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 26, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 986005106		13D

1	Name of Reporting Person Great Hill Investors, LLC

2	Check the Appropriate Box if a Member of a Group
	(a):	☐
	(b):	☒

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 66,433

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 66,433

11	Aggregate Amount Beneficially Owned by Each Reporting Person 66,433

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares Not Applicable

13	Percent of Class Represented by Amount in Row (11) 0.4%

14	Type of Reporting Person OO (Limited liability company)

CUSIP No. 986005106		13D

1	Name of Reporting Person Great Hill Equity Partners V, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a):	☐
	(b):	☒

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 20,020,321

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 20,020,321

11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,020,321

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares Not Applicable

13	Percent of Class Represented by Amount in Row (11) 79.1%

14	Type of Reporting Person PN

CUSIP No. 986005106		13D

1	Name of Reporting Person Great Hill Partners GP V, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a):	☐
	(b):	☒

3	SEC Use Only

4	Source of Funds AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 20,020,321

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 20,020,321

11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,020,321

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares Not Applicable

13	Percent of Class Represented by Amount in Row (11) 79.1%

14	Type of Reporting Person PN

CUSIP No. 986005106		13D

1	Name of Reporting Person GHP V, LLC

2	Check the Appropriate Box if a Member of a Group
	(a):	☐
	(b):	☒

3	SEC Use Only

4	Source of Funds AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 20,020,321

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 20,020,321

11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,020,321

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares Not Applicable

13	Percent of Class Represented by Amount in Row (11) 79.1%

14	Type of Reporting Person OO (Limited liability partnership)

CUSIP No. 986005106		13D

1	Name of Reporting Person Christopher S. Gaffney

2	Check the Appropriate Box if a Member of a Group
	(a):	☐
	(b):	☒

3	SEC Use Only

4	Source of Funds AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 20,086,754

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 20,086,754

11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,086,754

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares Not Applicable

13	Percent of Class Represented by Amount in Row (11) 79.3%

14	Type of Reporting Person IN

CUSIP No. 986005106		13D

1	Name of Reporting Person John G. Hayes

2	Check the Appropriate Box if a Member of a Group
	(a):	☐
	(b):	☒

3	SEC Use Only

4	Source of Funds AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 20,086,754

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 20,086,754

11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,086,754

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares Not Applicable

13	Percent of Class Represented by Amount in Row (11) 79.3%

14	Type of Reporting Person IN

CUSIP No. 986005106		13D

1	Name of Reporting Person Michael A. Kumin

2	Check the Appropriate Box if a Member of a Group
	(a):	☐
	(b):	☒

3	SEC Use Only

4	Source of Funds AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 20,086,754

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 20,086,754

11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,086,754

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares Not Applicable

13	Percent of Class Represented by Amount in Row (11) 79.3%

14	Type of Reporting Person IN

CUSIP No. 986005106		13D

1	Name of Reporting Person Mark D. Taber

2	Check the Appropriate Box if a Member of a Group
	(a):	☐
	(b):	☒

3	SEC Use Only

4	Source of Funds AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 20,086,754

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 20,086,754

11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,086,754

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares Not Applicable

13	Percent of Class Represented by Amount in Row (11) 79.3%

14	Type of Reporting Person IN

CUSIP No. 986005106		13D

1	Name of Reporting Person Matthew T. Vettel

2	Check the Appropriate Box if a Member of a Group
	(a):	☐
	(b):	☒

3	SEC Use Only

4	Source of Funds AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 20,086,754

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 20,086,754

11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,086,754

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares Not Applicable

13	Percent of Class Represented by Amount in Row (11) 79.3%

14	Type of Reporting Person IN

CUSIP No. 986005106	13D

Explanatory Note

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission (the “SEC”) on August 28, 2017 (the “Schedule 13D”) relating to the Common Stock, par value $0.001 per share (the “Common Stock”) of YogaWorks, Inc., a Delaware corporation (the “Issuer”).  Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 3.         Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is amended and supplemented by adding the following:

On September 26, 2019, Great Hill Equity Partners V, L.P. (“GHEP V, LP”) and Great Hill Investors, LLC (“GHI”) purchased an aggregate of $5,000,000 of convertible promissory notes from the Issuer pursuant to the Note Purchase Agreement (defined below). The funds for the acquisition of the foregoing securities were obtained from the general working capital of the GHEP V, LP and GHI.

Item 4.         Purpose of Transaction.

Item 4 of the Schedule 13D is amended and supplemented by adding the following:

Note Purchase Agreement

On September 26, 2019, the Issuer entered into a Note Purchase Agreement (the “Note Purchase Agreement”) with GHEP V, LP and GHI (together, the “Noteholders”) pursuant to which the Noteholders purchased an aggregate of $5,000,000 of convertible promissory notes (the “Convertible Notes”) in a private placement transaction. The Convertible Notes bear interest at the rate of 12% per annum and have a maturity date of June 30, 2020 (the “Maturity Date”).  The principal amount of the Convertible Notes, plus any accrued and unpaid interest, will be due on the Maturity Date.  The Noteholders have the option, at any time and from time to time, to convert the principal of and interest accrued on the Convertible Notes into shares of Common Stock at a conversion price equal to $0.60 per share (subject to appropriate adjustment to reflect any stock split, stock dividend, reverse stock split or similar corporate event affecting the Common Stock). The Note Purchase Agreement and Convertible Notes contain customary affirmative and negative covenants and events of default relating to the Issuer.  If an event of default occurs, the amounts due under the Convertible Notes may become immediately due and payable.  The Convertible Notes are subject to prepayment at the option of the Issuer, in whole or in part.

The foregoing description of the Note Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is filed as an exhibit to this Schedule 13D and is incorporated herein by reference.

CUSIP No. 986005106	13D

Item 5.                                 Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated as follows:

(a) — (b)

The following sets forth the aggregate number of shares of Common Stock and percentage of Common Stock outstanding beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 16,998,748 shares of Common Stock outstanding as of August 13, 2019 and assuming the conversion of the Convertible Notes beneficially owned by each Reporting Person:

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Great Hill Investors, LLC	66,433	0.4%	0	66,433	0	66,433
Great Hill Equity Partners V, L.P.	20,020,321	79.1%	0	20,020,321	0	20,020,321
Great Hill Partners GP V, L.P.	20,020,321	79.1%	0	20,020,321	0	20,020,321
GHP V, LLC	20,020,321	79.1%	0	20,020,321	0	20,020,321
Christopher S. Gaffney	20,086,754	79.3%	0	20,086,754	0	20,086,754
John G. Hayes	20,086,754	79.3%	0	20,086,754	0	20,086,754
Michael A. Kumin	20,086,754	79.3%	0	20,086,754	0	20,086,754
Mark D. Taber	20,086,754	79.3%	0	20,086,754	0	20,086,754
Matthew T. Vettel	20,086,754	79.3%	0	20,086,754	0	20,086,754

GHI is the record holder 38,699 shares of Common Stock and of Convertible Notes that may be converted into an additional 27,734 shares of Common Stock. GHEP V, LP is the record holder of 11,714,721 shares of Common Stock and of Convertible Notes that may be converted into an additional 8,305,600 shares of Common Stock.  The Controlling Persons are the managers of GHI and GHP V LLC.  GHP V LLC is the managing member of GHP V GP, which is the general partner of GHEP V, LP. As such, each of the Controlling Persons, GHP V LLC, GHP V GP may be deemed to beneficially own the Shares held of record by GHEP V, LP, and the Controlling Persons may be deemed to beneficially own the Shares held of record by GHI.  Each of the Controlling Persons, GHP V LLC and GHP V GP disclaims beneficial ownership of such shares, and the filing of this Schedule 13D shall not be construed as an admission that any such person is the beneficial owner of such Shares for purposes of Section 13(d) or Section 13(g) of the Act or for any other purposes.

(c)          Except as described in Item 4 of this Amendment No. 1, none of the Reporting Persons has effected any transactions in the Common Units during the past 60 days.

(d)         None.

(e)          Not applicable.

CUSIP No. 986005106	13D

Item 6.                                 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Note Purchase Agreement and is incorporated herein by reference. A copy of the Note Purchase Agreement is included as an exhibit to this Schedule 13D, and is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.                                 Materials to be Filed as Exhibits

Exhibit Number*	Description
3

Note Purchase Agreement dated September 26, 2019 (including form of convertible promissory note) (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on October 1, 2019).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 2, 2019

GREAT HILL INVESTORS, LLC

By:	/s/ John S. Dwyer
Name:	John S. Dwyer
Title:	Attorney-in-fact

GREAT HILL EQUITY PARTNERS V, L.P.

By:	/s/ John S. Dwyer
Name:	John S. Dwyer
Title:	Attorney-in-fact

GREAT HILL PARTNERS GP V, L.P.

By:	/s/ John S. Dwyer
Name:	John S. Dwyer
Title:	Attorney-in-fact

GHP V, LLC

By:	/s/ John S. Dwyer
Name:	John S. Dwyer
Title:	Attorney-in-fact

CHRISTOPHER S. GAFFNEY

By:	/s/ John S. Dwyer
Name:	John S. Dwyer
Title:	Attorney-in-fact

JOHN G. HAYES

By:	/s/ John S. Dwyer
Name:	John S. Dwyer
Title:	Attorney-in-fact

MICHAEL A. KUMIN

By:	/s/ John S. Dwyer
Name:	John S. Dwyer
Title:	Attorney-in-fact

MARK D. TABER

By:	/s/ John S. Dwyer
Name:	John S. Dwyer
Title:	Attorney-in-fact

MATTHEW T. VETTEL

By:	/s/ John S. Dwyer
Name:	John S. Dwyer
Title:	Attorney-in-fact